EXHIBIT 11

Statement Reference Computation of Per Share Earnings

Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock during the year.  The weighted average number of shares used for this computation was 1,528,268 for 2003, 1,483,493 for 2002 and 1,469,489 for 2001, and 1,479,520 for 2000, and 1,422,287 for 1999.

Fully diluted earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year.  Common stock equivalents include employee stock options.  The weighted average number of shares used for this computation was 1,796,859, 1,744,082, 1,701,827, 1,705,258 and 1,702,585, in 2003, 2002, 2001, 2000, and 1999, respectively.